UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-27046

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:  March 31, 2009
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Forticell Bioscience, Inc.

Full name of registrant

Former name if applicable

3960 Broadway

Address of principal executive office (Street and Number)

New York, New York 10032

City, state and zip code:

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11- K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the  prescribed due date; or the subject quarterly report or transition report on Form IO-Q or subject distribution report on Form 10-D, or portion  thereof will be filed on or before the fifth calendar day  following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

As described in a Current Report on 8-K filed on November 21, 2008, we filed a voluntary petition for relief under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Case No. 08-14665 (MG)). We remain in possession of our assets, and continue to operate as a “debtor-in-possession” pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

In the months leading up to and since the Bankruptcy Filing, we have been principally engaged in addressing bankruptcy-related matters, arranging debtor-in-possession financing, and reformulating our business strategy in an  effort to emerge from bankruptcy. We devoted substantially all of our time to the maintenance of our operations, including the development and implementation of a post-petition business strategy. Our ability to address all of these matters concurrently has been adversely affected by our lack of funding and personnel.

As a result of the increased burdens placed upon us, the diversion of our extremely limited financial resources towards the efforts described above, and our inability to obtain interim debtor-in-possession financing, we have been unable to timely complete our quarterly financial report for the period ended March 31, 2009. However, it is our intention to file our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly report on Form 10-Q as soon  as possible after completion of our financial reporting process if we can obtain adequate financing.

We have been filing monthly periodic financial reports as permitted under the SEC’s Release No. 34-9660.17. The release applies to “[i]ssuers which have ceased or severely curtailed their operations” and for whom it would be “extremely difficult” to comply fully with the Exchange Act.  Due to our lack of debtor-in-possession financing and lack of other resources we can not foresee meeting our normal filing deadlines otherwise in the immediate future.

PART IV	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan W. Schoenbart	646	218-1885
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐Yes   ☒No

Form 10-K for the year ended December 31, 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes    ☐No

We expect a net loss applicable to common shareholders in 2009 first quarter of approximately $300,000 versus a net loss to common shareholders of $1.9 million for the comparable period of  2008.  2008 first quarter results included a full complement of staff and a larger leasehold and were prior to when we received negative comments from the FDA and could not obtain further financing  for our operations. We laid off almost all of our employees in April and May 2008.

Forticell Bioscience, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	By:	/s/ Alan W. Schoenbart
Alan W. Schoenbart, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).